UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Fifth Street Asset Management Inc.
(Name of Issuer)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

31679P109
(CUSIP Number)

Bernard D. Berman 777 West Putnam Avenue, 3rd Floor Greenwich, CT 06830 (203) 681-3600
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

September 28, 2017
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D amends the Schedule 13D filed by Bernard D. Berman on September 28, 2017 (the “Initial 13D”), relating to the shares of Class A common stock, par value $0.01 per share (the “Shares”), of Fifth Street Asset Management Inc. (the “Issuer”). Except as amended herein, the Initial 13D is unchanged. Capitalized terms used herein but not otherwise defined in this Amendment No. 1 shall have the meaning ascribed to them in the Initial 13D.

Item 3.        Source and Amount of Funds or Other Consideration

The second paragraph of Item 3 of the Initial 13D is hereby amended and restated to read in full as follow:

On January 4, 2017, Mr. Berman directly and indirectly exchanged 533,153 limited partnership interests in FSH for an equal number of Shares, and an equal number of Class B Shares held directly or indirectly by Mr. Berman was cancelled. Immediately after such exchange, Mr. Berman directly and indirectly held 2,133,818 limited partnership interests in FSH and 2,132,616 Class B Shares. On June 30, 2017, Mr. Berman acquired an additional 19,075 limited partnership interests in FSH from a departed limited partner.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 28, 2017

By:	/s/ Bernard D. Berman
Name:	Bernard D. Berman